

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2017

Via E-mail
David Smith
Chief Financial Officer
Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

    Re: **Agnico Eagle Limited**
              Form 40-F for the Fiscal Year Ended December 31, 2016
              Response Dated July 12, 2017
              File No. 001-13422

Dear Mr. Smith:

We have reviewed your July 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2017 letter.

Form 40-F for the Fiscal Year Ended December 31, 2016
Exhibit 99.1, page 50

We note your response to comment 2. Additionally we note that your internal technical study for Amaruq and the internal optimization studies for Meliadine include inferred resources. Our understanding of National Instrument 43-101 is that any study that includes inferred resources should be termed as a scoping study or preliminary economic assessment. Please advise. Based on your response you may need to revise your disclosure prospectively to clearly disclose the level of study performed and the quantity of indicated and inferred resources that are included in these studies.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining